Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

(Unaudited)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Income from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$1,530	$1,742	$1,758	$2,435	$2,833
Add: estimated fixed charges	668	647	643	634	588
Add: estimated amortization of capitalized interest	12	12	13	14	14
Less: interest capitalized	(7)	(9)	(13)	(24)	(44)

Total earnings available for fixed charges	2,203	2,392	2,401	3,059	3,391
Estimate of interest factor on rentals	54	54	57	69	79
Interest expense, including amortization of premiums, discounts and debt issuance costs	607	584	573	541	465
Interest capitalized	7	9	13	24	44

Total fixed charges	$668	$647	$643	$634	$588

Ratio of earnings to fixed charges	3.3	3.7	3.7	4.8	5.8

Until May 1, 2004, Qwest Corporation provided wireless services through its wholly owned subsidiary, Qwest Wireless LLC (“Qwest Wireless”). On May 1, 2004, we transferred ownership of Qwest Wireless to an affiliate. As a consequence, we no longer have wireless operations, and the results of operations and the financial position of Qwest Wireless have been reclassified in our consolidated financial statements to be included in discontinued operations. Amounts shown in this exhibit have also been revised to conform to the current presentation of our consolidated financial statements.